Exhibit 21

Subsidiaries

Hong Kong Mandefu Holding Limited, a Hong Kong company

Fujian Across Express Information Technology Co., Ltd., a wholly-foreign owned enterprise, incorporated in the People’s Republic of China

Fujian Fenzhong Media Co., Ltd., incorporated in the People’s Republic of China. Through a series of contractual agreements with Fujian Fenzhong Media Co., Ltd., the Company receives the economic benefits of Fujian Fenzhong’s operations.